Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-222392

June 5, 2019

News Release

Athene Launches Preferred Stock Offering

PEMBROKE, BERMUDA — June 5, 2019 — Athene Holding Ltd. (“Athene”) (NYSE: ATH), a leading provider of retirement savings products, is launching an opportunistic offering of preference shares (to be represented by depositary shares).

Athene has previously stated its desire to support a growing number of capital deployment opportunities, including continuing profitable organic growth, acting as a solutions provider within the restructuring life insurance industry, maintaining capital for opportunistic asset purchases, and repurchasing common stock at compelling levels of risk-reward, all while preserving balance sheet strength. To help accomplish these objectives, Athene is launching a preferred stock offering and has filed a preliminary prospectus. The completion of the preferred stock offering will be contingent upon market conditions and terms received.

The Company intends to use the proceeds of a preferred stock offering to support a portion of its funding commitment to Athene Co-Invest Reinsurance Affiliate (“ACRA”) – its previously announced strategic capital solution. Athene’s Board of Directors has specifically authorized a contingent increase in the Company’s share repurchase capacity to offset any near-term earnings dilution associated with a preferred stock issuance. This authorization increase for additional repurchases of common stock is estimated to be approximately 15% of the offering proceeds, with the final amount determined upon closing.

“Launching a preferred stock offering is consistent with our flexible approach toward managing shareholder capital and opportunistically funding our operations with the most efficient capital available to us,” stated Jim Belardi, CEO of Athene. “We believe a preferred stock security will diversify our capital structure, receive favorable equity treatment from rating agencies, and preserve substantially all of our untapped debt capacity.”

The contingent share repurchase capacity authorized to offset any near-term earnings dilution resulting from a preferred stock issuance would be incremental to Athene’s existing authorization. Since December 2018, Athene’s Board of Directors has authorized approximately $500 million of share repurchase capacity; to date, the Company has opportunistically acquired 7.8 million shares of common stock for a total of $325 million at an average price of $41.49 per share, representing an adjusted price-to-book value multiple of approximately 0.9x. This activity includes repurchasing $178 million or 4.2 million shares of its common stock in the open market over the past month. Currently, there is $172 million of share repurchase capacity remaining on the Company’s existing authorization.

“We are pleased with our share repurchase execution to date and believe it remains a highly accretive capital deployment opportunity to drive shareholder value,” said Mr. Belardi. “We have a strong track record of delivering mid-to-high teens returns on equity, resulting in 17% compound annual growth in adjusted book value per share over the past 10 years. Today’s announcement reflects intermediate-term capital allocation considerations to help us continue to deliver significant long-term value creation for shareholders.”

Athene has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Athene, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Morgan Stanley & Co. LLC by telephone at 1-866-718-1649, BofA Securities, Inc. by telephone at 1-800-294-1322, UBS Securities LLC by telephone at 1-888-827-7275 or Wells Fargo Securities, LLC by telephone at 1-800-645-3751.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Athene Holding Ltd.

Athene, through its subsidiaries, is a leading retirement services company that issues, reinsures and acquires retirement savings products designed for the increasing number of individuals and institutions seeking to fund retirement needs. The products offered by Athene include:

•	Retail fixed and fixed indexed annuity products;

•	Reinsurance arrangements with third-party annuity providers; and

•	Institutional products, such as funding agreements and group annuity contracts related to pension risk transfers.

Athene had total assets of $132.9 billion as of March 31, 2019. Athene’s principal subsidiaries include Athene Annuity & Life Assurance Company, a Delaware-domiciled insurance company, Athene Annuity and Life Company, an Iowa-domiciled insurance company, Athene Annuity & Life Assurance Company of New York, a New York-domiciled insurance company and Athene Life Re Ltd., a Bermuda-domiciled reinsurer.

Safe Harbor for Forward-Looking Statements

This press release contains, and certain oral statements made by our representatives from time to time may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to risks and uncertainties that could cause actual results, events and developments to differ materially from those set forth in, or implied by, such statements. These statements are based on the beliefs and assumptions of Athene’s management and the management of Athene’s subsidiaries. Generally, forward-looking statements include actions, events, results, strategies and expectations and are often identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will,” “could,” “might,” or “continues” or similar expressions. Factors that could cause actual results, events and developments to differ include, without limitation: the accuracy of our assumptions and estimates; our ability to maintain or improve financial strength ratings; our ability to manage our business in a highly regulated industry; regulatory changes or actions; the impact of our reinsurers failing to meet their assumed obligations; the impact of interest rate fluctuations; changes in the federal income tax laws and regulations; the accuracy of our interpretation of the Tax Cuts and Jobs Act; litigation (including class action litigation), enforcement investigations or regulatory scrutiny; the performance of third parties; the loss of key personnel; telecommunication, information technology and other operational systems failures; the continued availability of capital; new accounting rules or changes to existing accounting rules; general economic conditions; our ability to protect our intellectual property; the ability to maintain or obtain approval of the Delaware Department of Insurance, the Iowa Insurance Division and other regulatory authorities as required for our operations; and other factors discussed from time to time in Athene’s filings with the SEC, including our annual report on Form 10-K for the year ended December 31, 2018, quarterly report on Form 10-Q for the quarter ended March 31, 2019 and current report on Form 8-K filed June 5, 2019, each of which can be found at the SEC’s website www.sec.gov.

All forward-looking statements described herein are qualified by these cautionary statements and there can be no assurance that the actual results, events or developments referenced herein will occur or be realized. We do not undertake any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

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Media Contact

Karen Lynn

+1 441 279 8460

+1 515 342 3910

klynn@athene.com

Investor Relations Contact

Noah Gunn

+1 441 279 8534

+1 646 768 7309

ngunn@athene.com

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